  Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	May 13, 2019

Eldorado Gold Announces New Senior Secured Credit Facility

Vancouver, British Columbia – Eldorado Gold Corporation (“Eldorado,” the “Company” or “We”) is pleased to announce that the Company has received commitments from a syndicate of lenders for a US$450 million Senior Secured Credit Facility (the “Facility”). The Facility consists of a US$200 million term loan (the “Term Loan”) and a US$250 million revolving credit facility (the “RCF”). The Facility will replace the existing revolving credit facility established by HSBC Bank Canada and certain other lenders.

The Facility is subject to completion of customary closing conditions, with expected completion of conditions precedent on or prior to the end of Q2 2019.

Eldorado has received commitments for the Facility from HSBC, Bank of Montreal, National Bank of Canada, BNP Paribas, Bank of America N.A. Canada Branch, Export Development Canada, and Ressources Québec Inc. The Joint Lead Arrangers for the Facility were HSBC, BMO Capital Markets and National Bank Financial Markets.

Term Loan and Revolving Credit Facility

The Company has outstanding approximately US$71 million in letters of credit issued to secure certain obligations in connection with its operations, which, for the purposes of the Facility, are deemed to be outstanding under the Facility.

Table 1: Key terms of the Facility

	Term Loan	Revolving Credit Facility (RCF)
Amount	US$200 million	US$250 million
Type	Senior, secured, and to be fully drawn at closing	Senior, secured, revolving, and a portion to be deemed outstanding at closing
Purpose	Together with other proceeds, to redeem the 6.125% Senior Notes due 2020	General corporate, working capital and capital expenditures
Repayments	Six equal semi-annual payments from June 30, 2020	Outstanding amounts due four years from closing
Interest	LIBOR plus margin of 2.25% - 3.25%

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Canada, Greece, Romania, Serbia, and Brazil.  The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities.  Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contacts

Investor Relations
Peter Lekich, Manager Investor Relations
604.687.4018 or 1.888.353.8166 peter.lekich@eldoradogold.com

Media
Louise Burgess, Director Communications & Government Relations
604.687.4018 or 1.888.353.8166 louiseb@eldoradogold.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward looking statements and forward looking information within the meaning of applicable Canadian and U.S. securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited to the completion of the transactions in connection with the new Senior Secured Credit Facility, the redemption of the existing unsecured notes due 2020.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: the need to negotiate and execute a [credit agreement] and related documents; the need for continued cooperation of the lenders; gold price volatility; the need to obtain any required consents and related documents, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and “Risk Factors” in the Company's Annual Information Form & Form 40-F dated March 29, 2019.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.